SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 1-14640-01

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant’s Name Into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

UNIBANCO HOLDINGS S.A.

CNPJ No. 00.022.034/0001-87

NIRE 35300140443

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A., HELD ON MARCH 30, 2009.

VENUE AND TIME:	Av. Eusébio Matoso, 891 – 22nd floor, in the city of São Paulo, State of São Paulo, at 6:10 pm.

CHAIRMAN:  Israel Vainboim

QUORUM:  All of the elected members.

UNANIMOUS RESOLUTION:

The acceptance of Mr. Lucas Ferreira de Melo’s request for dismissal as a member of the Company’s Board of Officers, presented by him on March 20, 2009, was ratified.

São Paulo, March 30, 2009.

Signed:	Israel Vainboim
Pedro Moreira Salles

This is a copy of the original minutes registered in the minute book of the Company.

São Paulo, March 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2009
UNIBANCO HOLDINGS S.A.

	By:	/s/ Geraldo Travaglia Filho Name: Geraldo Travaglia Filho Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.